Exhibit 10.22

CUE BIOPHARMA, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”), dated as of November 15, 2017 (the “Effective Date”), is made by and between Cue Biopharma, Inc., a Delaware corporation (“Cue”) and Colin Sandercock (“Executive,” and together with Cue, the “Parties”).

WHEREAS, Cue desires to employ Executive, and Executive desires to be so employed, pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	POSITION AND DUTIES.

(a)          Cue shall employ Executive as its Senior Vice President and General Counsel (“General Counsel”), beginning December 4, 2017. In his role as General Counsel, Executive shall have such duties and authority commensurate with the position of General Counsel, and such other duties commensurate with the positions that may be assigned by the Board of Directors of Cue (the “Board”), or the Chief Executive Officer of Cue (the “CEO”).

(b)          Executive shall report directly to the CEO.

(c)          During the Term (as defined below), Executive shall devote all of Executive’s business time, energy, judgment, knowledge and skill and Executive’s best efforts to the performance of Executive’s duties with Cue, provided that the foregoing shall not prevent Executive from (i) providing legal services to unrelated third-party clients as needed, (ii) participating in charitable, civic, educational, professional, community or industry affairs or (iii) managing Executive’s passive personal investments, so long as such activities of (i)-(iii) above are generally conducted outside of normal business hours or require de minimis amounts of Executive’s time, unless otherwise approved by the Company, and in the aggregate do not interfere or conflict with Executive’s duties hereunder or create a potential business or fiduciary conflict.

2.            TERM. Subject to the remaining terms of this Section 2, this Agreement shall be for an initial term that begins on the Effective Date and continues in effect through December 31, 2018 (the “Initial Term”) and, unless terminated sooner as herein provided, shall continue on a year-to-year basis after the Initial Term (each year, a “Renewal Term,” and each Renewal Term together with the Initial Term, the “Term”). If either Party elects not to renew this Agreement, that Party must give a written notice of non-renewal to the other Party at least 60 days before the expiration of the then-current Initial Term or Renewal Term. In the event that one Party provides the other with a notice of non-renewal pursuant to this Section 2, no further automatic extensions shall occur and this Agreement shall terminate at the end of the then-existing Initial Term or Renewal Term, as applicable. If Cue provides Executive with notice of non-renewal, then the compensation provisions of Section 8(c) for Termination Without Cause shall be paid to Executive.

3.            BASE SALARY. Cue shall pay Executive a base salary (“Base Salary”) at an annual rate of $275,000 during the Term, in accordance with the regular payroll practices of Cue. The Base Salary shall be subject to annual review and upward adjustment in accordance with the Company’s normal compensation practices.

4.           ANNUAL BONUS. Each year during the Term, Executive shall be eligible to receive an annual incentive bonus (the “Annual Bonus”) of up to 20% of the Base Salary, subject to achievement of key performance indicators for Cue, with the level of achievement determined by the Compensation Committee of the Board or its delegate (the “Committee”) in its sole discretion. The Committee shall establish such key performance indicators in its sole discretion and in consultation with Executive. The terms of the Annual Bonus developed by the Committee shall govern any Annual Bonus that may be paid. Any Annual Bonus shall be paid in all events within two and one-half months after the end of the year in which such Annual Bonus becomes earned, provided that no Annual Bonus shall be considered earned until the Board makes all necessary determinations with respect to the Annual Bonus.

5.	STOCK OPTIONS.

(a)          NUMBER OF SHARES. Upon completion of a Financing (defined below), Executive shall be granted Options (as defined in the Cue Biopharma, Inc. 2016 Omnibus Incentive Plan (the “Plan”)) to purchase 250,000 shares of Cue’s common stock (the “Common Stock”) (the “Options”) pursuant to award agreements substantially in the forms previously provided to Executive.

(b)          EXERCISE PRICE; TERM. The exercise price per share of the Options shall be equal to the price at which shares of Common Stock are sold in the Company’s initial public offering or other equity financing transaction, whichever occurs first (a “Financing Transaction”). The Options shall have a term that expires seven years from the Grant Date.

(c)          PLAN TERMS CONTROL. The Options shall be subject to the terms and conditions applicable to Options granted under the Plan, as described in the Plan and the applicable Award Agreement (as defined in the Plan).

6.	EMPLOYEE BENEFITS.

(a)          BENEFIT PLANS. During the Term, Executive shall be entitled to participate in any employee benefit plans that Cue has adopted or may adopt, maintains or contributes to for the benefit of its employees generally, subject to satisfying the applicable eligibility requirements, except to the extent such plans are duplicative of the benefits otherwise provided to Executive hereunder. Executive’s participation shall be subject to the terms of the applicable plan documents and generally applicable Cue policies. Notwithstanding the foregoing, Cue may modify or terminate any employee benefit plan at any time.

(b)          VACATIONS. During the Term, Executive shall be entitled to paid vacation time in accordance with Cue’s policy applicable to senior management employees as in effect from time to time (the “Vacation Policy”); provided, however, that Executive shall be entitled to no less than 20 days of paid vacation per calendar year, prorated for any partial years of employment. Unused vacation time may not be carried forward from one calendar year to any subsequent calendar year, except to the extent specifically permitted under the Vacation Policy.

(c)          BUSINESS EXPENSES. Upon presentation of reasonable substantiation and documentation as Cue may require from time to time, Executive shall be reimbursed in accordance with Cue’s expense reimbursement policy, for all reasonable out-of-pocket business expenses incurred and paid by Executive during the Term and in connection with the performance of Executive’s duties hereunder. Executive currently resides in McLean, Virginia and, as needed for Cue business and pursuant to the direction of the CEO, Executive shall travel to Boston or elsewhere as directed by the CEO, and all reasonable expenses for travel, lodging and meals to and from Boston or elsewhere as directed by the CEO, shall constitute reasonable out-of-pocket business expenses.

7.           TERMINATION. Executive’s employment under this Agreement shall terminate on the first to occur of the following:

(a)          DISABILITY. Upon 90 days’ prior written notice by Cue to Executive of termination due to Disability. “Disability” shall mean Executive is unable to perform each of the essential duties of Executive’s position by reason of a medically determinable physical or mental impairment that is potentially permanent in character or that can be expected to last for a continuous period of not less than 12 months.

(b)          DEATH. Automatically upon the death of Executive.

(c)          CAUSE. Immediately upon written notice by Cue to Executive of a termination for Cause. “Cause” shall mean:

(i)          the commission of any act by Executive constituting financial dishonesty against Cue or its Affiliates (which act would be chargeable as a crime under applicable law);

(ii)         Executive’s engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment that would (a) materially adversely affect the business or the reputation of Cue or any of its Affiliates with their respective current or prospective customers, suppliers, lenders or other third parties with whom such entity does or might do business or (b) expose Cue or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties;

(iii)        the repeated failure by Executive to follow the lawful directives of the Board or CEO;

(iv)        any willful, material misconduct, willful violation of Cue’s or its Affiliates’ policies, or willful and deliberate non-performance of duty by Executive in connection with the business affairs of Cue or its Affiliates; or

(v)         Executive’s material breach of a material term of this Agreement.

Executive shall be given written notice detailing the specific Cause event and a period of 30 days following Executive’s receipt of such notice to cure such event in all material respects (if susceptible to cure) to the reasonable satisfaction of the Board. All rights Executive has or may have under this Agreement shall be suspended automatically during the pendency of any investigation by the Board or its designee, or during any negotiations between the Board or its designee and Executive, regarding any actual or alleged act or omission by Executive of the type described in this definition of Cause. For purposes of this Section 7(c), no action or failure to act on Executive’s shall be considered “willful” unless done or omitted by Executive in bad faith and without reasonable belief that his action was in the best interests of the Company.

(d)          GOOD REASON. Upon written notice by Executive to Cue of a termination for Good Reason. “Good Reason” shall mean the occurrence of any of the following events, without the consent of Executive, unless such events are fully corrected in all material respects (if susceptible to cure) by Cue within 30 days following written notification by Executive to Cue of the occurrence of one of the events:

(i)          a diminution in Executive’s Base Salary or Annual Bonus opportunity;

(ii)         a material diminution in Executive’s authority, responsibilities or duties set forth in Section 1 above, other than temporarily while physically or mentally incapacitated, as required by applicable law; or

(iii)        a material breach by Cue of a material term of this Agreement.

Executive shall provide Cue with a written notice detailing the specific circumstances alleged to constitute Good Reason within 30 days after the occurrence of such circumstances, and actually terminate employment within 30 days following the expiration of Cue’s 30-day cure period described above. Otherwise, any claim of the occurrence of such circumstances as Good Reason shall be deemed irrevocably waived by Executive. For clarity, a waiver of the occurrence of circumstances that constitute Good Reason shall not act as a waiver for any other occurrence of circumstances that constitute Good Reason.

(e)          WITHOUT CAUSE. Upon 120 days written notice by Cue to Executive of an involuntary termination without Cause (other than for death or Disability).

(f)          VOLUNTARY TERMINATION. Upon 60 days’ prior written notice by Executive to Cue of Executive’s voluntary termination of employment without Good Reason (which Cue may, in its sole discretion, make effective earlier than any notice date).

8.	CONSEQUENCES OF TERMINATION.

(a)          DEATH/DISABILITY. In the event that Executive’s employment ends on account of Executive’s death or Disability, Executive or Executive’s estate, as the case may be, shall be entitled to the following (with the amounts due under Sections 8(a)(i) through 8(a)(iv) below to be paid within 60 days following termination of employment, or such earlier date as may be required by applicable law):

(i)          any unpaid Base Salary through the date of termination;

(ii)         any Annual Bonus for the year prior to the year in which such termination occurs that is earned but unpaid prior to the date of termination;

(iii)        reimbursement for any unreimbursed business expenses incurred through the date of termination;

(iv)        any accrued but unused vacation time in accordance with Cue policy, which shall be prorated for any year in which Executive’s employment with Cue is terminated;

(v)         all other payments, benefits or fringe benefits to which Executive shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (collectively, Sections 8(a)(i) through 8(a)(v) hereof shall be hereafter referred to as the “Accrued Benefits”);

(vi)        an Annual Bonus for the year in which such termination occurs, determined and payable pursuant to the terms and conditions of Section 4 above as though no such termination had occurred; and

(vii)        three months of Base Salary, with such lump sum payable on the first payroll date of Cue that occurs more than 60 days after Executive’s termination.

(b)          TERMINATION FOR CAUSE OR WITHOUT GOOD REASON. If Executive’s employment is terminated (i) by Cue for Cause or (ii) by Executive without Good Reason, Cue shall pay to Executive the Accrued Benefits (other than the Annual Bonus described in Section 8(a)(ii) above).

(c)          TERMINATION WITHOUT CAUSE OR FOR GOOD REASON. If Executive’s employment by Cue is terminated by Cue other than for Cause or Executive’s death or Disability or by Executive for Good Reason, Cue shall pay or provide Executive the following:

(i)          the Accrued Benefits; and

(ii)         subject to Executive’s compliance with Section 9 below and Executive’s continued compliance with Section 10 below, a lump sum cash severance payment in an amount equal to (A) the highest Annual Bonus payable for the year of termination, prorated based on the number of days that Executive is employed in such year through the date of termination plus (B) six months of Base Salary, with such lump sum payable on the first payroll date of Cue that occurs more than 60 days after Executive’s termination plus (C) if Executive elects to continue medical, dental or other insurance under COBRA following such termination, the Company shall pay the Executive for Executive’s COBRA premiums for such coverage for the six-month period after termination (collectively, the “Severance Amount”).

Payments and benefits provided under this Section 8(c) shall be in lieu of any termination or severance payments or benefits to which Executive may be eligible under any of the plans, policies or programs of Cue or under the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state statute or regulation. Should Executive die prior to the payment of the Severance Amount, the Severance Amount shall be paid to the heirs or estate of Executive in accordance with the schedule set forth herein.

(d)          OTHER OBLIGATIONS. Upon any termination of Executive’s employment with Cue, Executive shall automatically be deemed to have resigned from any and all other positions he then holds as an officer, director or fiduciary of Cue and any other entity that is part of the same consolidated group as Cue or in which capacity Executive serves at the direction of or as a result of his position with Cue; and Executive shall, within 10 days of such termination, take all actions as may be necessary under applicable law or requested by Cue to effect any such resignations.

(e)          EXCLUSIVE REMEDY. The amounts payable to Executive following termination of employment hereunder pursuant to Sections 8(a), (b) and (c) above shall be in full and complete satisfaction of Executive’s rights under this Agreement and any other claims that Executive may have in respect of Executive’s employment with Cue or any of its Affiliates, and Executive acknowledges that such amounts are fair and reasonable, and are Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of Executive’s employment hereunder or any breach of this Agreement.

(f)          NO MITIGATION OR OFFSET. Executive shall not be required to seek or accept other employment or otherwise to mitigate damages as a condition to the receipt of benefits pursuant to this Section 8, and amounts payable pursuant to this Section 8 shall not be offset or reduced by any amounts received by Executive from other sources.

(g)          NO WAIVER OF ERISA-RELATED RIGHTS. Nothing in this Agreement shall be construed to be a waiver by Executive of any benefits accrued for or due to Executive under any employee benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) maintained by Cue, if any, except that Executive shall not be entitled to any severance benefits pursuant to any severance plan or program of Cue other than as provided herein.

(h)          CLAWBACK. All awards, amounts or benefits received or outstanding under this Agreement shall not be subject to clawback, cancellation, recoupment, rescission, payback, reduction or other similar action unless required by law.

9.            RELEASE. Any and all amounts payable and benefits or additional rights provided pursuant to this Agreement upon termination beyond the Accrued Benefits shall only be payable if Executive delivers to Cue and does not revoke a general release of claims in favor of Cue in a form satisfactory to Cue. Such release shall be furnished to Executive within two business days after Executive’s date of termination, and must be executed and delivered (and no longer subject to revocation, if applicable) within 30 days following termination (or such longer period to the extent required by law).

10.	RESTRICTIVE COVENANTS.

(a)	Confidentiality.

(i)          Company Information. At all times during the Term and thereafter, Executive shall hold in strictest confidence, and shall not use, except in connection with the performance of Executive’s duties, and shall not disclose to any person or entity, any Confidential Information of Cue. “Confidential Information” means any Cue proprietary or confidential information, technical data, trade secrets or know-how, including research, product plans, products, services, customer lists and customers, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, marketing, distribution and sales methods and systems, sales and profit figures, finances and other business information disclosed to Executive by Cue, either directly or indirectly in writing, orally or by drawings or inspection of documents or other tangible property. However, Confidential Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of Executive.

(ii)         Executive-Restricted Information. During the Term, Executive shall not improperly use or disclose any proprietary or confidential information or trade secrets of any person or entity with whom Executive has an agreement or duty to keep such information or secrets confidential.

(iii)        Third Party Information. Executive recognizes that Cue has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on Cue’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. At all times during the Term and thereafter, Executive shall hold in strictest confidence, and shall not use, except in connection with the performance of Executive’s duties, and shall not disclose to any person or entity, such third party confidential or proprietary information, and shall not use it except as necessary in performing Executive’s duties, consistent with Cue’s agreement with such third party.

(b)	NONSOLICITATION; NONINTERFERENCE.

(i)          During Executive’s employment with Cue and for a period of 24 months thereafter, Executive shall not, except in the furtherance of Executive’s duties with Cue, directly or indirectly, individually or on behalf of any other person or entity, (i) solicit, aid or induce any customer of Cue or its Affiliates with whom Executive had meaningful business contact to purchase goods or services then sold by Cue or its Affiliates from another person or entity or assist or aid any other person or entity with whom Executive had meaningful business contact in identifying or soliciting any such customer, or (ii) interfere, or aid or induce any other person or entity with whom Executive had meaningful business contact in interfering, with the relationship between Cue or its Affiliates and any of their respective vendors, customers, joint venturers, licensees or licensors. If a customer of Cue or its Affiliates contacts Executive about legal representation, Executive shall be free to provide legal representation consistent with the Rules of Professional Conduct of the applicable jurisdiction.

(ii)         During Executive’s employment with Cue and for a period of 24 months thereafter, Executive shall not, except in the furtherance of Executive’s duties with Cue, directly or indirectly, individually or on behalf of any other person or entity, solicit, aid or induce any employee, consultant, representative or agent of Cue or its Affiliates (or any employee, consultant, representative or agent who has left the employment or retention of Cue or its Affiliates less than one year prior to the date that Executive solicits, aids or induces such person or entity (a “Covered Person”)) to any other person or entity unaffiliated with Cue or hire or retain any such employee, consultant, representative or agent or any Covered Person, or take any action to materially assist or aid any other person or entity in identifying, hiring or soliciting any such employee, consultant, representative or agent or any Covered Person.

(c)          NONDISPARAGEMENT. Executive shall not make negative comments or otherwise disparage Cue or any company or other trade or business that “controls,” is “controlled by” or is “under common control with,” Cue within the meaning of Rule 405 of Regulation C under the Securities Act, including any “subsidiary corporation” of Cue within the meaning of Section 424(f) of the Internal Revenue Code of 1986 (“Affiliates”) or any of their officers, directors, managers, employees, consultants, equityholders, agents or products. The foregoing shall not be violated by truthful statements (i) in response to legal process, required governmental testimony or filings or administrative or arbitral proceedings (including depositions in connection with such proceedings) or (ii) made in the course of Executive discharging his duties for Cue.

(d)          COOPERATION. Upon the receipt of reasonable notice from Cue, while employed by Cue and thereafter, Executive shall respond and provide information with regard to matters in which Executive has knowledge as a result of Executive’s employment with Cue, and shall provide reasonable assistance to Cue, its Affiliates and their respective representatives in defense of any claims that may be made against Cue or its Affiliates, and shall assist Cue and its Affiliates in the prosecution of any claims that may be made by Cue or its Affiliates, to the extent that such claims may relate to the period of Executive’s employment with Cue (collectively, the “Claims”). Executive shall promptly inform Cue if Executive becomes aware of any lawsuits involving Claims that may be filed or threatened against Cue or its Affiliates. Executive also shall promptly inform Cue (to the extent that Executive is legally permitted to do so) if Executive is asked to assist in any investigation of Cue or its Affiliates (or their actions) or another party attempts to obtain information or documents from Executive (other than in connection with any litigation or other proceeding in which Executive is a party-in-opposition) with respect to matters Executive believes in good faith to relate to any investigation of Cue or its Affiliates, in each case, regardless of whether a lawsuit or other proceeding has then been filed against Cue or its Affiliates with respect to such investigation, and shall not do so unless legally required. During the pendency of any litigation or other proceeding involving Claims, Executive shall not communicate with anyone (other than Executive’s attorneys and tax and/or financial advisors and except to the extent that Executive determines in good faith is necessary in connection with the performance of Executive’s duties hereunder) with respect to the facts or subject matter of any pending or potential litigation or regulatory or administrative proceeding involving Cue or any of its Affiliates without getting the prior written consent of Cue. Upon presentation of appropriate documentation, Cue shall pay or reimburse Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by Executive in accordance with Cue’s applicable policies in complying with this Section 10(e), and Executive shall be compensated by Cue at a reasonable hourly rate for assistance given after the end of the Term.

(e)          Ownership of Information, Ideas, Concepts, Improvements, Discoveries and Inventions, and all Original Works of Authorship.

(i)          As between the Parties, all information, ideas, concepts, improvements, discoveries and inventions, whether patentable or not, which are conceived, made, developed or acquired by Executive or which are disclosed or made known to Executive, individually or in conjunction with others, during the Term and which relate to Cue’s business, products or services (including all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of clients or customers or their requirements, the identity of key contacts within the client or customers’ organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names and marks) are and shall be the sole and exclusive property of Cue. Moreover, all drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, maps and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries and inventions are and shall be the sole and exclusive property of Cue.

(ii)         In particular, Executive hereby specifically assigns and transfers to Cue all of Executive’s worldwide right, title and interest in and to all such information, ideas, concepts, improvements, discoveries or inventions, and any United States or foreign applications for patents, inventor’s certificates or other industrial rights that may be filed thereon, and applications for registration of such names and marks. During the Term and thereafter, Executive shall assist Cue and its nominee at all times in the protection of such information, ideas, concepts, improvements, discoveries or inventions, both in the United States and all foreign countries, including the execution of all lawful oaths and all assignment documents requested by Cue or its nominee in connection with the preparation, prosecution, issuance or enforcement of any applications for United States or foreign letters patent, and any application for the registration of such names and marks.

(iii)        Moreover, if during the Term, Executive creates any original work of authorship fixed in any tangible medium of expression which is the subject matter of copyright (such as reports, videotapes, written presentations, computer programs, drawings, maps, architectural renditions, models, manuals, brochures or the like) relating to Cue’s business, products or services, whether such work is created solely by Executive or jointly with others, Cue shall be deemed the author of such work if the work is prepared by Executive in the scope of Executive’s employment; or, if the work is not prepared by Executive within the scope of Executive’s employment but is specially ordered by Cue as a contribution to a collective work, as a part of any written or audiovisual work, as a translation, as a supplementary work, as a compilation or as an instructional text, then the work shall be considered to be work made for hire and Cue shall be the author of the work. In the event such work is neither prepared by Executive within the scope of Executive’s employment or is not a work specially ordered and deemed to be a work made for hire, then Executive shall assign, and by these presents, does assign, to Cue all of Executive’s worldwide right, title and interest in and to such work and all rights of copyright therein. Both during the Term and thereafter, Executive shall assist Cue and its nominee, at any time, in the protection of Cue’s worldwide right, title and interest in and to the work and all rights of copyright therein, including the execution of all formal assignment documents requested by Cue or its nominee and the execution of all lawful oaths and applications for registration of copyright in the United States and foreign countries; provided, however, that Executive shall be compensated by Cue at a reasonable hourly rate for assistance given after the end of the Term.

(iv)        Notwithstanding the foregoing provisions of this Section 10(f), Cue hereby notifies Executive that the provisions of this Section 10(f) shall not apply to any inventions for which no equipment, supplies, facility or trade secret information of Cue was used and which were developed entirely on Executive’s own time, unless (A) the invention relates (1) to the business of Cue, or (2) to actual or demonstrably anticipated research or development of Cue, or (B) the invention results from any work performed by Executive for Cue.

(f)          RETURN OF COMPANY PROPERTY. On the date of Executive’s termination of employment with Cue for any reason (or at any time prior thereto at Cue’s request), Executive shall return all property belonging to Cue or its Affiliates (including any Cue or Affiliate-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents or property belonging to Cue or an Affiliate).

(g)          EFFECT OF EXECUTIVE BECOMING A BAD LEAVER. Notwithstanding any provision of this Agreement to the contrary, if (i) Executive breaches any of the covenants set forth in this Agreement at any time during the period commencing on the Effective Date and ending 24 months after Executive’s termination of employment with Cue for any reason and (ii) Executive fails to cure such breach within 30 days of the effective date of written notice of such breach given by Cue, then Executive shall be deemed a “Bad Leaver.” If Executive is or becomes a Bad Leaver, then (i) any severance being paid to Executive pursuant to this Agreement or otherwise shall immediately cease upon commencement of such action.

(h)          TOLLING. If Executive violates any of the terms of the restrictive covenant obligations articulated herein, the balance of any such obligation at issue will run from the first date on which Executive ceases to be in violation of such obligation.

11.         EQUITABLE RELIEF AND OTHER REMEDIES. Executive acknowledges that Cue’s remedies at law for a breach or threatened breach of any of the provisions of Section 10 above would be inadequate and in the event of such a breach or threatened breach, in addition to any remedies at law, Cue, without posting any bond, shall be entitled to seek to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available, without the necessity of showing actual monetary damages or the posting of a bond or other security.

12.         NO ASSIGNMENTS. This Agreement is personal to each of the Parties. Except as provided in this Section 12, neither Party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other Party. Cue may assign this Agreement to any of its Affiliates or to any successor to all or substantially all of the business and/or assets of Cue, provided that Cue shall require such Affiliate or successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Cue would be required to perform it if no such succession had taken place. As used in this Agreement, “Cue” shall mean Cue and any Affiliate or successor to its business and/or assets that assumes and agrees to perform the duties and obligations of Cue under this Agreement by operation of law or otherwise.

13.         NOTICE. Any notice that either Party may be required or permitted to give to the other shall be in writing and may be delivered personally, by electronic mail or via a postal service, postage prepaid, to such electronic mail or postal address and directed to such person as Cue may notify Executive from time to time; and to Executive at his electronic mail or postal address as shown on the records of Cue from time to time, or at such other electronic mail or postal address as Executive, by notice to Cue, may designate in writing from time to time.

14.         SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of Cue, the terms of this Agreement shall govern and control.

15.         SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any action in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction.

16.         COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

17.         Applicable Law; Choice of Venue and Consent to Jurisdiction; Service of Process; waiver of jury trial.

(a)          All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of law provisions of any jurisdiction.

(b)          For purposes of resolving any dispute that arises directly or indirectly from the relationship of the Parties evidenced by this Agreement, the Parties hereby submit to and consent to the exclusive jurisdiction of the Commonwealth of Massachusetts and further agree that any related litigation shall be conducted solely in the courts of Middlesex County, Massachusetts or the federal courts for the United States for the District of Massachusetts, where this Agreement is made and/or to be performed, and no other courts.

(c)          Each Party may be served with process in any manner permitted under State of Delaware law, or by United States registered or certified mail, return receipt requested.

(d)          BY EXECUTION OF THIS AGREEMENT, THE PARTIES ARE WAIVING ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED ON THIS AGREEMENT.

18.          MISCELLANEOUS. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by Cue. No waiver by either Party at any time of any breach by the other Party of, or compliance with, any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement together with all exhibits hereto sets forth the entire agreement of the Parties in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between Executive and Cue or its Affiliates with respect to the subject matter hereof. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof, have been made by either Party that are not expressly set forth in this Agreement.

19.          REPRESENTATIONS. Executive represents and warrants to Cue that (a) Executive has the legal right to enter into this Agreement and to perform all of the obligations on Executive’s part to be performed hereunder in accordance with its terms, and (b) Executive is not a party to any agreement or understanding, written or oral, and is not subject to any restriction, which, in either case, could prevent Executive from entering into this Agreement or performing all of Executive’s duties and obligations hereunder.

20.          TAX MATTERS.

(a)          WITHHOLDING. Any and all amounts payable under this Agreement or otherwise shall be subject to, and Cue may withhold from such amounts, any federal, state, local or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

(b)          SECTION 409A COMPLIANCE.

(i)          The intent of the Parties is that payments and benefits under this Agreement be exempt from (to the extent possible) Section 409A (“Section 409A”) of the Internal Revenue Code of 1986 and the regulations and guidance promulgated thereunder, as amended (collectively, the “Code”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. To the extent that any provision hereof is modified in order to comply with Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Parties of the applicable provision without violating the provisions of Section 409A. In no event shall Cue be liable for any additional tax, interest or penalty that may be imposed on Executive by Section 409A or damages for failing to comply with Section 409A.

(ii)         A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if Executive is deemed on the date of termination to be a “specified employee” under Section 409A, then with regard to any payment or the provision of any benefit that is considered “nonqualified deferred compensation” under Section 409A payable on account of a “separation from service,” such payment or benefit shall not be made or provided until the earlier of (A) the expiration of the six-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death, to the extent required under Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 20(b)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum on the first business day following the six-month period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii)        To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Section 409A, (A) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (B) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (C) no such reimbursement, expenses eligible for reimbursement or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(iv)        For purposes of Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be at the sole discretion of the Board.

(v)         Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Section 409A be subject to offset by any other amount unless otherwise permitted by Section 409A.

(c)          Modification of Payments. In the event it shall be determined that any payment, right or distribution by Cue or any other person or entity to or for the benefit of Executive pursuant to the terms of this Agreement or otherwise, in connection with, or arising out of, Executive’s employment with Cue or a change in ownership or effective control of Cue or a substantial portion of its assets (a “Payment”) is a “parachute payment” within the meaning of Code Section 280G on account of the aggregate value of the Payments due to Executive being equal to or greater than three times the “base amount,” as defined in Code Section 280G (the “Parachute Threshold”), so that Executive would be subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”) and the net after-tax benefit that Executive would receive by reducing the Payments to the Parachute Threshold is greater than the net after-tax benefit Executive would receive if the full amount of the Payments were paid to Executive, then the Payments payable to Executive shall be reduced (but not below zero) so that the Payments due to Executive do not exceed the amount of the Parachute Threshold, reducing first any non-cash Payments.

By signing this Agreement Below, Executive acknowledges that Executive:

(1)	has read and understood the entire Agreement;

(2)	has had the opportunity to ask questions and consult counsel or other advisors about the agreement’s terms; and

(3)	agrees to be bound by the agreement.

In witness whereof, Cue has caused this Agreement to be executed in its name and on its behalf, and Executive acknowledges understanding and acceptance of, and agrees to, the terms of this Agreement, all as of the Effective Date.

CUE BIOPHARMA, INC.		COLIN SANDERCOCK

/s/ Daniel R. Passeri		/s/ Colin Sandercock

Print Name:	Daniel R. Passeri

Title:	Chief Executive Officer